

Mail Stop 3030

May 29, 2009

John C. East
President and Chief Executive Officer
Actel Corporation
2061 Stierlin Court
Mountain View, California 94043-4655

> **Re: Actel Corporation**
> **Form 10-K for the Fiscal Year Ended January 4, 2009**
> **Filed March 20, 2009**
> **Form 10-Q for the Period Ended April 5, 2009**
> **Filed May 15, 2009**
> **File No. 000-21970**

Dear Mr. East:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.   In future filings, please present your aggregate market value of voting and non-voting common equity held by non-affiliates as of the last business day of your most recently completed second fiscal quarter.

Item 7. Management's Discussion and Analysis, page 35

Critical Accounting Policies and Estimates, page 45

Long-Lived Asset Impairments, page 48

2.   In the interest of providing readers with a better insight into management's judgments into accounting for goodwill, please tell us and disclose the following in future filings:

   •   Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;
   •   How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);
   •   A quantitative and qualitative description of the material assumptions used (e.g. control premiums, discount rates, etc.) and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
   •   If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Financial Statements, page 50

Statement of Cash Flows, page 53

3.   We note the "wafer prepayment charge" of $3.7 million in fiscal 2007. Please tell us, and disclose in future filings, the nature of and accounting treatment for this item.

Note 1. Organization and Summary of Significant Accounting Policies, page 54

Long-lived Asset Impairments, page 60

4.   Please provide us a summary of your goodwill impairment analysis for fiscal 2008, including your estimate of enterprise value and any significant assumptions used in the analysis. Please tell us how you considered the decrease in market capitalization during the year and the losses you have reported each year in the analysis.

Revenue Recognition, page 60

5.   Please tell us, and disclose in future filings, the amounts of gross deferred
        revenues and gross deferred costs of sales presented in the deferred income
        caption on your balance sheet as of December 31, 2008. In addition, as we note
        that impairments of the deferred costs and credits for changes in selling prices are
        reasonably likely to have a material impact on your results of operations, liquidity
        or capital resources, please revise MD&A in future filings to include similar
        disclosure accompanied by a discussion of the impact in each reporting period.
        Your discussion could also include a roll-forward of your deferred distributor
        income liability account. Further discuss any trends noted over the reported
        periods. Refer to Item 303(a) of Regulation S-X.

Note 2. Goodwill and Other Intangible Assets, page 64

6.   We see in the tables on page 64 that you report goodwill net of accumulated
        amortization. Please tell us why you are amortizing goodwill and how this
        complies with paragraph 18 of SFAS 142. In addition, tell us the reason that
        adjustments to goodwill related to the realization of NOL carryforwards from the
        acquisition of Gatefield are recorded as amortization.

Note 8. Tax Provision, page 75

7.   We note your net losses each period and the significant decline in revenues in the
        three months ended April 5, 2009. Please tell us, and disclose in future filings,
        how you assessed realization of the significant deferred tax assets. Your
        explanation should address how you determined it was more likely than not that
        these assets were recoverable. You should also address both positive and
        negative evidence you considered in determining the amount of the valuation
        allowance necessary. Please see paragraphs 20-25 and 92-98 of SFAS 109.

Note 13. Acquisitions, page 79

8.   Please tell us why you recorded the in-process research and development from the
        Pigeon Point acquisition as amortization expense rather than as a separate line
        item of operating expenses.

Item 9A. Controls and Procedures, page 84

Changes in Internal Control over Financial Reporting, page 85

9.   We note your disclosure that there were no "significant" changes to your internal
        control over financial reporting during the quarter ended January 4, 2009 that
        have materially affected, or are reasonably likely to materially affect, your

internal control over financial reporting. In future filings, please ensure that your disclosure concerning changes in your internal control over financial reporting indicates whether there was any change to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in Item 308(c) of Regulation S-K.

Item 10. Directors, Executive Officers and Corporate Governance, page 85

10.   We note the italicized paragraph on page 29 of the definitive proxy statement that you have incorporated by reference into your Form 10-K that the Audit Committee Report presented in the proxy statement "shall not be deemed to be…'filed' with the SEC or subject to… the liabilities of Section 18 of the Exchange Act" except to the extent that you specifically incorporate it by reference into a filing under the Securities Act or Exchange Act. If you retain this language in future filings in which you intend to satisfy the disclosure requirements of Part III of Form 10-K, please revise your future Forms 10-K to clarify that the information to which the italicized language relates is, in fact, specifically incorporated by reference into the Form 10-K.

Item 11. Executive Compensation, page 85

11.   In future filings, please ensure that your Summary Compensation Table includes compensation information for your named executive officers for each of your last three completed fiscal years. Refer to Regulation S-K Item 402(c)(1).

12.   We refer to your disclosure under the caption "Stock and Option Awards" beginning on page 12 of the definitive proxy statement that you have incorporated by reference into your Form 10-K. We note that you attempt to grant a number of options so that amounts realized from the awards constitute a "significant portion" of your executive's compensation, if your stock "performs strongly." In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers. Clarify, and, to the extent practicable, quantify the terms used in your discussion such as the "significant portion" of total compensation that you strive to achieve with stock and option awards, and what you mean by "strong" stock performance.

Signatures, page 88

13.   From the titles you provide, it is not clear that your controller or principal
        accounting officer has signed the report in that capacity. For each signatory,
        please disclose all capacities in which each person signs the report. Refer to
        General Instruction D(2)(a) of Form 10-K.

Form 10-Q for the Period Ended April 5, 2009

Note 5. Goodwill and Other Intangible Assets, page 10

14.   We reference your discussion on page 10 that your stock has fallen below book
        value. We also note that net revenues have declined for the three months ended
        April 5, 2009 and you have reported a net loss for this period. Please tell us why
        you did not consider these factors to be indicators of impairment that would
        require you to perform a goodwill impairment analysis subsequent to December
        31, 2008. Please refer to paragraph 28 of SFAS 142.

        Please respond to our comment within 10 business days or tell us when you will
provide us with a response. Please understand that we may have additional comments
after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings includes all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

    ·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

John C. East
Actel Corporation
May 29, 2009
Page 6

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

   You may contact Jeanne Bennett at (202) 551-3606 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3625 if you have questions on other comments.

     Sincerely,

     Mary Beth Breslin
     Senior Attorney